Exhibit 12.1

POGO PRODUCING COMPANY & SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Nine Months
	ended
	September 30,				For the year ended December 31,
	2006		2005		2005		2004		2003		2002		2001
EARNINGS:
Income from continuing operations before taxes, minority
interest, and accounting change	$527,381		$284,661		$457,953		$397,901		$372,606		$116,325		$91,762
Add —
Fixed charges	112,922		43,058		72,016		32,118		48,687		63,164		67,316
Capitalized interest amortized	2,194		1,794		2,506		3,033		3,173		2,437		1,956
Less —
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		—		(4,140)		(9,999)
Capitalized interest	(56,442)		(7,435)		(23,480)		(14,216)		(16,531)		(24,033)		(33,242)
Total earnings	$586,055		$322,078		$508,995		$418,836		$407,935		$153,753		$117,793

FIXED CHARGES:
Interest expense	$49,416		$33,457		$45,174		$15,117		$29,829		$33,417		$23,017
Capitalized interest	56,442		7,435		23,480		14,216		16,531		24,033		33,242
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		—		4,140		9,999
Portion of rental expense representing interest	7,064		2,166		3,362		2,785		2,327		1,574		1,058
Total fixed charges	$112,922		$43,058		$72,016		$32,118		$48,687		$63,164		$67,316

RATIO OF EARNINGS TO FIXED CHARGES	5.2	x	7.5	x	7.1	x	13.0	x	8.4	x	2.4	x	1.7	x

Rent expense

Office space	$4,552		$2,268		$3,305		$2,859		$2,739		$2,700		$2,520
Other equipment	16,639		4,229		6,782		5,497		4,241		2,022		654

Total rent expense	$21,191		$6,497		$10,087		$8,356		$6,980		$4,722		$3,174
Percent assumed to be interest	33%		33%		33%		33%		33%		33%		33%
	$7,064		$2,166		$3,362		$2,785		$2,327		$1,574		$1,058